UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact March | 2019

Azul Announces Repurchase of up to 2,000,000 Shares

Shares will be distributed to Azul executives in accordance with Azul’s Restricted Shares Units Plan

São Paulo, March 18, 2019 – Azul S.A., “Azul”, (B3:AZUL4, NYSE:AZUL), in accordance with CVM instruction No. 480, as of December 7th, 2009, as amended, announces to the market the approval of the repurchase of up to 2,000,000 preferred shares issued by the Company’s Board of Directors Meeting in a meeting held on March 12, 2019, in accordance with Paragraph 1, Article 30 of the Brazilian Corporation Law and CVM Instruction No. 567, as of September 17, 2015, as described in Annex I (“Shares Repurchase Plan”). The purpose of the Shares Repurchase Plan is to comply with multiple years of the Company’s Restricted Share Units Plan, approved by the Company’s Extraordinary Shareholders’ Meeting held on June 30, 2014, as amended, as well as any other long-term incentive plans approved by Shareholders’ Meetings of the Company.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 821 daily flights to 110 destinations. With an operating fleet of 125 aircraft and more than 11,000 crewmembers, the Company has a network of 220 non-stop routes as of December 31, 2018. In 2018, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and by Kayak’s Flight Hacker Guide, and also best regional carrier in South America for the eighth consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil in 2018 according to FlightStats. For more information visit www.voeazul.com.br/ir.

Contacts:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

Material Fact March | 2019

ANNEX I – INFORMATION INDICATED IN ANNEX 30-XXXVI OF ICVM 480/09 IN RELATION TO THE TRADING OF SHARES ISSUED BY THE COMPANY

The Company, pursuant to CVM Instruction No. 480/2009, as amended, presents below the information set forth in Annex 30-XXXVI regarding the trading of shares issued by the Company.

1. Justify and detail the purpose and economic effects expected from the transaction;

The purpose of the Shares Repurchase Plan approved by the Board of Directors in a meeting held on March 12, 2019, is to meet a portion of the obligations assumed by the Company under the Restricted Shares Plan, approved by the Extraordinary Shareholders’ Meeting of the Company held on June 30, 2014, as amended (“Restricted Shares Plan”), and under any other long term incentive plans previously approved by the Shareholders’ Meeting (“Shares Repurchase Plan”).

2. Inform the number of (i) outstanding shares and (ii) shares already held in treasury;

The Company has 316,666,637 outstanding preferred shares, and 332,981 treasury shares.

3. Inform the number of shares that may be purchased or sold;

Under the Repurchase Plan, the Company may purchase up to two million (2,000,000) preferred shares issued by the Company, representing approximately 0.63% of outstanding preferred shares in the market, traded at the B3 S.A. – BRASIL, BOLSA, BALCÃO s (“B3”) under Ticker symbol “AZUL4.”

4. Describe the main characteristics of the derivative instruments that the company may use, if any;

Not applicable, as the Company will not use derivative instruments under the Shares Repurchase Plan.

5. Describe any voting agreements or instructions, if any, between the company and the counterparties of the transaction;

Not applicable, as repurchases will be made at B3 and counterparties are not known.

6. In the event transactions are conducted outside organized securities markets, inform:

a. The maximum (minimum) purchase price (selling price) per share; and

Not applicable, as purchase transactions will be conducted at B3, at market prices.

b. as applicable, inform the reasons that justify transaction prices that are more than ten per cent (10%) higher than the average purchase trading price or more than ten per cent (10%) lower than the average selling trading price, weighted by the number of shares, in the ten (10) previous trading sessions;

Not applicable, as purchase transactions will be conducted at B3, at market prices.

7. Inform the impacts the trading will have on share control or management structure of the company, if any;

Not applicable, as Azul’s share control and management structure will not be affected.

8. Identify counterparties, if known, and, in the event of related parties, as defined by the relevant accounting rules, provide the information required by Article 8 of this Instruction;

Not applicable, as repurchases will be conducted at B3 and counterparties are not known.

9. Inform the use of proceeds, as applicable;

Material Fact March | 2019

The Company will not earn proceeds as, in theory, the purchased shares will be held in treasury to meet the obligations under the Restricted Shares Plan. In the event the shares are used under other long term incentive plans involving the exercise of stock options, we will make the relevant assessment and inform the use of proceeds.

10. Indicate the final term for the settlement of the authorized transactions;

Purchases under the Shares Repurchase Plan may be made within eighteen (18) months from March 12, 2019 to September 12, 2020.

11. Identify the institutions that will act as intermediaries, if any;

The acquisition of shares shall be intermediated by the following brokers:

Bradesco Corretora (Bradesco S.A. CTVM)

Av. Brigadeiro Faria Lima, 3064 – 9º andar – Itaim Bibi – São Paulo - SP – CEP: 04538-132

Itaú Corretora (ITAU Corretora de Valores S.A.)

Av. Brig. Faria Lima, 3.500 – 3º andar – Itaim Bibi – São Paulo - SP – CEP: 04538-132

Santander Corretora (Santander Corretora de Câmbio e Valores Mobiliários S.A.)

Av. Juscelino Kubitschek, 2.041 – E2235 –24º Andar – Vila Nova Conceição – São Paulo - SP

CEP: 04543-011

XP Investimentos (XP Investimentos Corretora de Câmbio, Títulos e Valores Imobiliários S.A.)

Av. Brigadeiro Faria Lima, 3600 – 10º andar – Itaim Bibi – São Paulo - SP – CEP: 04538-132

12. Specify the funds available to be used, pursuant to Article 7, paragraph 1, of CVM Instruction No. 567, dated September 17, 2015.

According to the most recent financial information of the Company for the year ended December 31, 2018, the Company has funds available to give effect to the Shares Repurchase Plan, in the amount of one billion, nine hundred and eighteen million, three hundred and seventy two thousand, five hundred and sixty three reais and eighty seven cents (R$1,918,372,563.87). Moreover, the Company can use the balance of accumulated earnings for the period, as recorded in the financial information of the Company to be disclosed during the Repurchase Plan. The effective repurchase of the total number of shares set forth in the Repurchase Plan depends on the funds available at the time of the purchase of shares, pursuant to Article 7 of CVM Instruction No. 567, dated September 17, 2015.

13. Specify the reasons why the members of the board of directors are confident that the repurchase of shares will not affect the fulfillment of the obligations assumed with creditors or the payment of mandatory, fixed or minimum dividends.

The amount to be used in the event of a repurchase of all shares under the Repurchase Plan would correspond to approximately seventy six million, nine hundred and seventy five thousand and fifty reais and sixty cents (R$76,975,050.60), considering the weighted average of the trading price per share in the last 30 days (as of February, 11 2019). As this amount represents a small percentage in the history of cash of the Company and considering the general assessment made by management regarding the financial condition of the Company, the members of the board of directors are confident that the repurchase of shares (i) will not affect the fulfillment of the obligations assumed with creditors or the payment of mandatory dividends; and (ii) is required to meet the obligations assumed by the Company under the Restricted Shares Plan.

Moreover, the amount that may be used under the Shares Repurchase Plan represents only 4.01% of the Company’s available funds.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 18, 2019

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer